Expense Limitation Agreement

August 9, 2010

To:           Dblaine Investment Trust
806 Harvest Trail
Buffalo, MN 55313

Dear Board Members:

You have engaged us to act as the sole investment adviser to the Dblaine Fund (the "Fund") pursuant to a Management Agreement dated as of November 30, 2009.

Effective upon the Closing Date of the reorganization of the Bryce Capital Growth Fund and the Bryce Capital Value Fund with and into the Fund (as Closing Date is defined in the Agreement and Plan of Reorganization) through a period of one year following the Closing Date, we hereby agree to waive management fees and/or reimburse the Fund for expenses it incurs, but only to the extent necessary to maintain the Fund's total annual operating expenses (excluding brokerage costs; borrowing costs such as (a) interest and (b) dividends on securities sold short; taxes; underlying fund expenses; and extraordinary expenses) at 1.25% of average daily net assets for Class A shares and 2.00% for Class C shares, each for that period.  This Expense Limitation Agreement will only become effective upon the closing of the reorganization transaction described above.  Additionally, this Expense Limitation Agreement may not be terminated by the Dblaine Capital, LLC, but will terminate with and subject to the conditions of the Management Agreement described above.

Any waiver or reimbursement by us is subject to repayment by the Fund within the three fiscal years following the fiscal year in which the expenses occurred, if the Fund is able to make the repayment without exceeding its current expense limitations and the repayment is approved by the Board of Trustees.

Very truly yours, DBLAINE CAPITAL, LLC By: /s/ David B. Welliver Name: David B. Welliver, Manager
Acceptance

The foregoing Expense Limitation Agreement is hereby accepted.

DBLAINE INVESTMENT TRUST By: /s/ David B. Welliver Name: David B. Welliver, President

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